Mail Stop 4561

      	January 11, 2006


Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 5 to Form S-11
      Filed December 23, 2005
      File No. 333-118092

Dear Mr. Replin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment no. 2 and the revised disclosure on page 7. Please expand the disclosure in the summary to briefly discuss that you may collateralize loans with personal property.

Risk Factors, page 6
2. We note your response to comment no. 8 and the revised disclosure on page 10. This new risk factor disclosure appears to be in the middle of a risk factor describing the conflicts of interest with your manager. Please revise or advise.
Management`s Discussion and Analysis, page 17

Results of Operations From Inception Through September 30, 2005
3. Please tell us if you have considered the costs that will be expended in connection with foreclosing on the property in question when analyzing the amount of your allowance.

Business, page 22
4. We note your disclosure of the loan made in August 2005 for $135,000, secured by a first mortgage on an office building in Asheboro, NC. Please tell us what the borrower`s intentions are for the property. If the borrower does not intend to sell the property before the maturity of the loan, tell us how you anticipate the borrower will repay the loan. Additionally, tell us the current fair value of the property.

Regulation, page 26
5. We note your response to comment no. 15 that there is not a separate opinion referencing the loans to be made by Del Mar, but that Del Mar believes that the information may be relied upon in connection with the loans it made in St. Joseph Missouri. Please expand your disclosure in this section to clarify that Del Mar relied on an opinion referencing a loan to be made by Regatta Capital and no opinion referenced the loans to be made by Del Mar. In addition, please include corresponding risk factor disclosure, if appropriate

Past Performance of Regatta Capital Limited, page 30
6. We note the revised disclosure on page 31 and that you have deleted the following sentence: "Since 2001, Regatta has received $4,625,645 in gross proceeds from its lending activities." Please revise your disclosure to clarify, if true, that Regatta has borrowed
$5,587,518 from investors and has paid out $4,154,742, comprised of
$2,012,600 in return of principal and $2,142,142 in earned interest.
7. We note your response to comment no. 14 and the revised disclosure regarding the oral agreement between Regatta and its note holders. Please expand your disclosure to include the total length of time that principal and interest payments have been deferred and clarify whether the 4% interest for four years is a form of default interest to be paid in addition to the base interest payable pursuant to the notes.

Principal Stockolders, page 32
8. We note that the number of shares beneficially owned by Stephen
D.
Replin has decreased. Please explain to us the reason for this decrease.

Interim Financial Statements

Balance Sheets, page F-2
9. Please classify assets not expected to be realized in cash or sold in the normal operating business cycle outside of current assets. Please tell us how long you anticipate it will take before you are able to foreclose on the properties securing the notes in default, and how long it will take before those assets can be sold.

Part II

Past Performance Tables, page II-4
10. We note your response to comment no. 20 that Table II and Table
III are inapplicable to Regatta. We disagree with your analysis that
Regatta does not operate programs for investors. Regatta`s investors appear to be passive and the fact that Regatta issued debt rather than equity is not dispositive of whether Regatta operated a program.
We continue to believe that these tables should be included in the disclosure so that investors are able to review Regatta`s financial performance and reissue our previous comment.
11. Please revise to include the tables in the back of the prospectus and label each table in accordance with Guide 5. In addition, please revise the "Summary Past Performance History" table or otherwise include the location of the collateral for the loans.
12. We note your revisions to the "Summary Investor History" table.
Please note that this table appears to include some of the information that would be required to be included in Table II. Please expand the table to include amounts raised and clarify whether the column for "amount received from investors" is meant to represent the total amounts raised from investors. Please clarify the significance of "cumulative" invested amounts. Are these the amounts that investors have rolled over? If not, please expand the table to provide the total principal amount that has been "rolled over" in each year.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief


cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP





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Stephen D. Replin
Del Mar Income Partners, Ltd.
January 11, 2006
Page 4